Exhibit 99.49

Ernst & Young LLP 2 MiamiCentral Suite 1500 700 NW 1st Avenue Miami, FL 33136	Tel: +1 305 358 4111 Fax: +1 305 415 1411 ey.com

December 2, 2019

Ontario Securities Commission

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Financial and Consumer Services Commission of New Brunswick

Superintendent of Securities, Department of Justice and Public Safety, Prince Edward Island

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

                   Re:                     Akumin Inc. (the “Company”) – Change of Auditor

                   Pursuant to section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations, we have reviewed the information contained in the Notice of Change of Auditor of the Company dated December 2, 2019 (the “Notice”) and, based on our knowledge of such information at this time, we agree with the statements made in the Notice pertaining to our firm.

Yours very truly,

“Ernst & Young LLP”

Certified Public Accountants
Miami, Florida

cc.       Board of Directors, Akumin Inc.

A member firm of Ernst & Young Global Limited